UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 8 March 2007

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: SENS announcement: Appointment of Mr T A Wixley as non-executive director and member of the audit committee of Sasol Limited

Sasol Limited - Appointment of Director
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

Appointment of Mr T A Wixley as Non-Executive Director and member
of the Audit Committee of Sasol Limited

Sasol is pleased to announce the appointment of Mr Tom Wixley as
a non-executive director and member of the Audit Committee with
immediate effect.

Mr Wixley retired as chairman of Ernst & Young in 2001. He has
extensive experience as advisor to and member of the audit
committees of listed public companies.

He is a member of the Litigation subcommittee of the Financial
Services Board and the chairman of the ad hoc Committee on
Corporate Law Reform of the SA Institute of Chartered
Accountants.

Mr Wixley is deputy chairman of Anglo Platinum Limited, chairman
of New Corpcapital Limited, and a director of African Life
Assurance Company Limited and Johnnic Communications Limited.

Mr Wixley joined Ernst & Young in 1960 and qualified as a
chartered accountant in 1963. He became a partner in 1970 and
served as chairman from 1991 until his retirement in 2001.

The Chairman of Sasol, Mr P V Cox said: "On behalf of our Board,
I welcome Tom as a non-executive Director and member of our Audit
Committee. He brings a wealth of experience to Sasol, and we are
delighted that he has accepted our invitation to join our Board
and Audit Committee."

8 March 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 March 2007   By: /s/ N L Joubert
                                             Name: Nereus Louis Joubert
                                             Title: Company Secretary